WINHA International Group Limited

5 Xingzhong Avenue, Suite 918

Shiqi District, Zhongshan

March 4, 2014

Via EDGAR

Jennifer López

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	WINHA International Group Limited

Amendment No. 5 to Registration Statement on Form S-1

Filed February 21, 2014

File No. 333-191063

Dear Ms. López:

We hereby submit the responses of WINHA International Group Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 4, 2014, to Chung Yan Winnie Lam of the Company in regard to the above-referenced Registration Statement on Form S-1 filed on February 21, 2014 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 6 to the Form S-1 (“Amendment No. 6”), filed with the Securities and Exchange Commission on February 28, 2014. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

Management Discussion & Analysis, page 42

Liquidity and Capital Resources, page 49

1. We note your new disclosure on page 5 that “[you] award to VIP club members in cash, 40% of the quarterly net income of the retail store where they purchase [the] prepaid card.” Please expand your disclosure in this section, to discuss the potential impact of these distributions on your future operating performance and financial condition. In this regard, we note that the cash distribution for VIP club members is based on the potential net income of the retail stores. However, you have historically reported net losses and are currently operating on a going concern basis. In light of this, please also discuss how you will finance the cash distributions if a retail store reports net income and you continue to report net losses and limited cash and cash equivalents. Please also clarify how the VIP club program operates with respect to the mobile, online and set-top store channels. For example, please clarify whether each of these channels is considered its own “store” for purposes of the program, such that in the aggregate there could be only 100 customers in the program for each of the mobile, online and set-top store channels.

Response: At our existing and any future self-operated physical retail store(s) in Guangdong Province, we offer prepaid cards to customers for purchase. The prepaid cards are only available for purchase at our self-operated physical store(s) in Guangdong Province, not any of our online, mobile, and set-top box stores. Customers can use the prepaid cards to purchase local specialty products at all of our self-operated physical retail store(s), online, mobile or set-top box stores. In connection with prepaid card sales, we offer club memberships (VIP Club Memberships”) to qualified VIP customers (the “VIP Club Members). To receive one VIP Club Membership, a customer is required to purchase at once prepaid cards in an amount of RMB 30,000 (approximately US $4,958) and, recruit 30 registered members (the “Registered Members”) to our self-operated physical store(s). Registered Members receive special promotions and discounts as do VIP Club Members, but unlike VIP Club Members, they do not have to meet the thresholds of prepaid card purchase or member recruiting and are not entitled to profit sharing discussed below. We plan to grant up to 2,500 VIP Club Memberships at the self-operated physical retail store(s) in total. Each individual customer can receive up to three VIP Club Memberships. In return for joining the VIP club, the VIP Club Members receive in cash each quarter, a total of 40% of the quarterly net income of all of our self-operated physical retail store(s) in Guangdong Province on an aggregated basis, if these self-operated physical retail store(s), on an aggregated basis, record net income (under the U.S. GAAP standard) for that quarter. The cash award is distributed within 15 calendar days after each quarter end among the VIP Club Members pro rata according to the number of their membership(s). If any adjustment is made to the net income amount of the self-operated physical retail store(s) after the review or audit by our auditor, we reflect the difference in the next immediate distribution. In addition, when a VIP Club Member refers a new member to the VIP club, the referrer is awarded in the form of prepaid cards, 10% of the amount that the referee spends on his or her first-time purchase.

This VIP Club Membership program is designed to improve the cash flow of our self-operated physical retail store(s) at the development stage and enhance their operating performance in the long run by utilizing the VIP club members as a marketing force. Both “net income” and “referral” awards are treated as promotional expenses to promoting self-operated physical retail store(s).

Because the Company is in a development stage, it has incurred considerable expenses with very limited revenue. As a result, the Company has historically reported a net loss and is currently operating on a going concern basis. The Company’s expenses at this stage are principally professional fees, relating to organizing the Company and its subsidiaries. Our self-operated physical retail store(s), which are controlled and managed by Zhongshan Supermarket, is not expected to incur substantial expenses of professional fees as the Company does, and rather, they are only expected to incur costs of sales, operating and other expenses in line with revenues generation. Therefore, we expect that when the self-operated physical retail stores(s) record net income there will most likely be positive cash flow to fund the distribution to our VIP Club Members. If the self-operated physical retail stores(s) encounter insufficient cash and cash equivalents to fund the distribution of cash awards, the shareholders of Zhongshan Supermarket will fund the distribution pro rata in accordance with their shareholdings. However, they are not under any contractual obligations to do so. If any distribution due is not promptly funded, we may face legal actions taken by the VIP Club Members and the operation of our self-operated physical retail store(s) may be severely disrupted.

Since the prepaid cards are not sold through online, mobile, and set-top box stores and, each of the foregoing stores’ net income is not included in determining the awards to VIP club members, none of these channels is considered its own “store” for the purposes of this program.

Financial Statements, page 57

WINHA International Group Limited and Subsidiaries Consolidated Balance Sheet (Unaudited), page 88

2. Please tell us the nature of transactions underlying the other receivables, prepayment and advance from customer balances and your consideration of providing disclosure regarding the nature of the transactions underlying these balances in the notes to the consolidated financial statements.

Response: We discuss below the nature of the other receivables, prepayment and advance from customers. We have also provided disclosure regarding the nature of the transactions underlying these balances in the notes to the consolidated financial statements as below:

Other receivables: The amount is primarily related to the advances to employees which are solely utilized for the purpose of Company’s ordinary business operations. These advances have one-month term. The advances to employees were $166,307 as of December 31, 2013.

Other receivables also include the amount related to guarantee deposits which consist of amounts paid to vendors for inventory products, consulting, and rental deposits. The guarantee deposits were $11,037 as of December 31, 2013.

Prepayment: The prepayment primarily consists of the amount related to advance payments for purchase of inventory products. Prepayment was $79,299 as of December 31, 2013.

Advance from customers: Advance from customers is the amount related to the prepaid cards purchased by the VIP Club Members and other customers at our self-operated physical retail store. Advance from customers was $203,134 as of December 31, 2013.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chung Yan Winnie Lam
Chung Yan Winnie Lam
President